Filed pursuant to Rule 433 Registration No. 333-150786

AEGON N.V.

US$500,000,000

4.625% SENIOR NOTES DUE DECEMBER 1, 2015

Terms and Conditions

Issuer:	AEGON N.V.

Expected Issue Ratings*:	A3 / A- / A (Negative / Negative / Negative) (Moody’s / S&P / Fitch)

Legal Format:	SEC Registered Global Notes

Status:	Senior Unsecured

Issue Size:	US$500,000,000

Trade Date:	23 November 2009

Settlement Date:	27 November 2009 (T+3)

Maturity Date:	1 December 2015

Coupon (Interest Rate):	4.625% per annum, payable semi-annually

Interest Payment Dates:

Interest on the notes is payable on the 1st of each June and December, beginning June 1, 2010 (long first coupon). If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Benchmark:	2.375% due October 31, 2014

Benchmark UST Spot and Yield:	100-29 3/4 / 2.175%

Spread to Benchmark UST:	+250 basis points

Price to Public:	99.740%

Reoffer Yield:	4.675%

Underwriting Discount:	0.375%

Proceeds (before expenses and underwriters discount):	US$498,700,000

Redemption:	Make-whole call @ T + 37.5 basis points

Denominations:	US$1,000 x US$1,000

CUSIP:	007924AH6

ISIN:	US007924AH66

Business Days / Convention:	New York; 30/360, Following (Unadjusted)

Listing:	The notes will not be listed on any exchange

Governing Law:	New York

Joint Bookrunners:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC

Senior Co-Manager:	ING Financial Markets LLC

Co-Managers:	HSBC Securities (USA) Inc. Rabo Securities USA Inc.

* Note:  The Security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE:

CITIGROUP GLOBAL MARKETS INC.:  1-877-858-5407; MORGAN STANLEY & CO. INCORPORATED:  1-866-718-1649; WELLS FARGO SECURITIES, LLC:  1-800-326-5897